

SECU 05040125 ISSION

VF 4-13-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USBX Advisory Services, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 Olympic Blvd., Suite 500 East
(No and Street)

Santa Monica, (City) CA (State) 90404 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schuman (310) 315-6734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
APR 29 2005
THOMSON FINANCIAL

RECEIVED APR 11 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Schuman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USBX Advisory Services, LLC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 6th day of April, 2005

Notary Public

Signature

Controller / C.C.O
Title


AMY S. CHIPMAN
COMM. #1320068
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. Sept 7, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



USBX Advisory Services, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors and Member of
USBX Advisory Services, LLC

I have audited the accompanying statement of financial condition of USBX Advisory Services, LLC as of December 31, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USBX Advisory Services, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
April 5, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

USBX Advisory Services, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 4,001,664
Accounts receivable	159,005
Office equipment, net	15,673
Investment	10,527
Lease deposit	150,000
Other assets	8,840
Total assets	$ 4,345,709

Liabilities and Member's capital

Liabilities

Accounts payable & accrued expenses	$ 33,647
Accrued bonuses & commissions expense	1,772,764
Deferred revenue	36,500
Income taxes payable	11,790
Total liabilities	1,854,701
Member's capital	2,491,008
Total liabilities and member's capital	$ 4,345,709

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
Statement of Income
For the Year Ended December 31, 2004

Revenue	
Financial advisory fees	$ 7,198,164
Interest income	3,643
Total revenue	7,201,807
Expenses	
Employee compensation & benefits	1,809,650
Commissions	2,070,333
Communications	63,985
Occupancy & equipment rentals	269,300
Taxes, licenses and fees, other than income taxes	321,096
Other operating expenses	802,061
Reimbursed expenses	(155,274)
Total expenses	5,181,151
Income (loss) before income tax provision	2,020,656
Total income tax provision	12,590
Net income (loss)	$ 2,008,066

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2004

	Member's Capital
Balance on January 1, 2004	$ 273,644
Member's contributions	209,298
Net income (loss)	2,008,066
Balance on December 31, 2004	$ 2,491,008

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 2,008,066
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 4,828	
(Increase) decrease in:		
Accounts receivable	(26,892)	
Lease deposit	(150,000)	
Other assets	(8,840)	
(Decrease) increase in:		
Accounts payable & accrued expenses	33,647	
Accrued bonuses and commissions expense	1,385,786	
Deferred income	(14,378)	
Income taxes payable	11,790	
Total adjustments		1,235,941
Net cash and cash equivalents provided by (used in) operating activities		3,244,007
Cash flows from investing activities:		
Investment in affiliate	(10,527)	
Purchase of office equipment	(16,804)	
Net cash and cash equivalents provided by (used in) investing activities		(27,331)
Cash flows from financing activities:		
Proceeds from member's contributions	209,298	
Net cash and cash equivalents provided by (used in) financing activities		209,298
Net increase (decrease) in cash and cash equivalents		3,425,974
Cash and cash equivalents at beginning of year		575,690
Cash and cash equivalents at end of year		$ 4,001,664

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ –
Income taxes	$ 6,800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

USBX Advisory Services, LLC (the "Company"), was originally incorporated in the State of Delaware on June 6, 2000. On June 21, 2000, the Company converted from a corporation into a single member limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in Santa Monica, CA, and has an office in Florida.

The Company is an investment banking advisory firm, providing a range of mergers and acquisitions ("M&A") solutions for the small-to-medium sized business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company is a wholly-owned subsidiary of USBX, Inc. (the "Parent").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter. Deferred revenue represents the portion of revenue which relates to future periods covered by the Company's agreements. Such fees are non-refundable. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Advertising costs are expensed as incurred.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Note 1: GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of three (3) years by the straight-line method.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California for limited liability companies.

Rent expense for the year ended December 31, 2004, was $264,045.

Note 2: OFFICE EQUIPMENT, NET

Office equipment is recorded at cost.

		Depreciable Life Years
Office equipment	$ 39,391	3
Less accumulated depreciation	(23,718)	
Office equipment, net	$ 15,673	

Depreciation expense for the year ended December 31, 2004 was $4,828.

Note 3: INVESTMENT

The investment represents the Company's 33.3% equity interest in an affiliate, Security Growth Conference LLC ("SGC"). SGC's primary purpose is to organize and conduct conferences attended by the Company's clients and other interested parties.

Note 4: LEASE DEPOSIT

The lease deposit is a letter of credit for $150,000, held at the Company's bank. This letter of credit serves as a lease security deposit for the office space the Company occupies.

Note 5: INCOME TAXES

The Company is subject to the California limited liability company gross receipts tax and a minimum tax provision of $800. At December 31, 2004, the Company recorded the gross receipts tax of $11,790, and the minimum income tax of $800, for a total tax provision of $12,590.

Note 6: RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its Parent, whereby the Parent provides office space and certain equipment to the Company. The Company or the Parent allocate mutual expenses paid by each, in proportion to the use of the other.

For the year ended December 31, 2004, the Parent allocated $209,298, in rent expenses to the Company for its proportion of space occupied. These allocated expenses were contributed to the Company with no expectation of repayment from the Parent, as per the expense sharing agreement.

Under this agreement, the Company has pledged a $150,000 letter of credit, for the Parent, to serve as a security deposit for office space the Company occupies. See Note 4.

During the year ended December 31, 2004, approximately 12% of the Company's revenues were earned from engagements, involving companies in which a member of the board of directors held a security interest.

In the years 2003 and 2004, the Company has received income and paid expenses for SGC. After SGC finishes its conference season, the Company remits the net amount of revenues and expenses to SGC. At December 31, 2004, the Company had expended $8,402, more expenses than revenues on behalf of SGC.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000. At December 31, 2004, the Company had deposits with financial institutions with uninsured cash balances totaling $3,901,664. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 7: COMMITMENTS AND CONTINGENCIES (Continued)

In the prior year there was substantial doubt that the Company could continue as a going concern. However, management achieved its plans of increasing its revenue base to $6.5 million dollars while keeping is cash requirements for operations steady. Management again plans on increasing its revenue base and executing selective placement transactions as those opportunities arise. The Company's substantial increase in operations and self sufficiency have reduced doubt as to the Company continuing as a going concern.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $2,146,963 which was $2,023,316 in excess of its required net capital of $123,647; and the Company's ratio of aggregate indebtedness ($1,854,701) to net capital was 0.86 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $35,167 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 2,111,796
Adjustments:		
Member's capital	$ 52,408	
Non-allowable assets	(17,241)	
Total adjustments		35,167
Net capital per audited statements		$ 2,146,963

USBX Advisory Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Member's capital		$ 2,491,008
Less: Non allowable assets		
Accounts receivable	(159,005)	
Office equipment, net	(15,673)	
Investment	(10,527)	
Lease deposit	(150,000)	
Other assets	(8,840)	
Total non-allowable assets		(344,045)
Net Capital		2,146,963
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 123,647	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		123,647
Excess net capital		$ 2,023,316
Ratio of aggregate indebtedness to net capital	0.86: 1	

There was a $35,167 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 10.

See independent auditor's report.

USBX Advisory Services, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to USBX Advisory Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

USBX Advisory Services, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to USBX Advisory Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

USBX Advisory Services, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors and Member of
USBX Advisory Services, LLC

In planning and performing my audit of the financial statements and supplemental schedules of USBX Advisory Services, LLC for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by USBX Advisory Services, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
April 5, 2005